[Helmerich & Payne, Inc. Letterhead]

Jonathan M. Cinocca

Senior Attorney

February 9, 2009

VIA EDGAR and FAX at (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention Mr. Douglas Brown

Re:	Helmerich & Payne, Inc.
Form10-K for the Fiscal Year Ended September 30, 2008
Filed November 26, 2008
Schedule 14A
Filed January 26, 2009
File No. 1-04221

Dear Mr. Brown:

As per our telephone conversation today, Monday, February 9, 2009, we hereby confirm our request and your grant of an extension of time to respond to the comment letter of the Securities and Exchange Commission dated January 30, 2009.  Specifically, we anticipate completing and submitting our response on or before March 6, 2009.

Thank you for your consideration.  If you have any questions concerning the foregoing, please contact me at (918) 588-5217.

Sincerely,
/s/ Jonathan M. Cinocca
Jonathan M. Cinocca